March 11, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Torchmark Corporation

Preliminary Proxy Statement

Filed March 1, 2010

File No.: 001-08052

Dear Mr. Riedler:

This letter is being submitted in response to the comment letter dated March 10, 2010 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Mark S. McAndrew, Chairman and Chief Executive Officer of Torchmark Corporation (the “Company”). Attached to this letter is a draft of the relevant pages of the Company’s proxy statement that contains additional disclosures requested by the Commission in the Comment Letter, and that is redlined against the preliminary proxy statement filed by the Company on March 1, 2010 (the “Preliminary Proxy Statement”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Preliminary Proxy Statement filed March 1, 2010

Letter to Stockholders

1.	Please revise your letter to stockholders to disclose that the Board of Directors intends to declassify the Board, remove the provision of the Certificate and By-laws that prohibits shareholders from acting by written consent and provide for majority voting in the uncontested election of directors.

Response: In accordance with the staff’s request, we have revised the letter to stockholders to disclose that the Board of Directors intends to further amend the Bylaws to declassify the Board, to permit stockholders to act by written consent and to provide

Securities and Exchange Commission

March 11, 2010

for majority voting in the uncontested election of directors. Please see the attached marked letter to stockholders for the proposed additional disclosure.

Proposal Number 3, page 6

2.	Please revise your description of Proposal 3 to clarify that eliminating the supermajority voting provisions from the company’s Certificate and By-laws will give the Board of Directors the exclusive authority to amend the company’s By-laws.

Response: Section 109 of the Delaware General Corporation Law provides that the fact that a corporation’s certificate of incorporation confers the power upon the board of directors to adopt, amend or repeal bylaws shall not divest its stockholders of the power to adopt, amend or repeal bylaws. The right of stockholders to adopt, amend or repeal bylaws is automatically conferred on stockholders by virtue of the Delaware code, and a corporation’s certificate of incorporation is not required to restate this right. Accordingly, the effect of the proposed amendments to the Company’s Certificate and Bylaws to remove the supermajority voting provisions in Proposal No. 3 is that either a majority of the Board of Directors of the Company or a majority of the Company’s stockholders will have the power to amend, alter or repeal any provision of the Company’s Bylaws. This is disclosed in the third-to-last paragraph on page 7 of the Company’s Preliminary Proxy Statement; however, as a result of our conversation with the staff, we have revised the disclosure on page 6 of the proxy statement to further clarify the effect of the proposed amendments to the Certificate. Please see the attached marked page of the proxy statement for the proposed additional disclosure.

3.	Your disclosure currently states that the supermajority voting limits stockholders’ ability to participate effectively in corporate governance; however, eliminating supermajority voting in exchange for exclusive authority of the Board of Directors would eliminate a stockholder’s ability to participate in certain corporate governance matters. Please revise your disclosure to more clearly explain the company’s reasons for Proposal 3 in light of this fact and to clarify this point.

Response: As noted in response to Comment No. 2 from the staff, the amendments to the Certificate and Bylaws to eliminate the supermajority voting provisions will not divest stockholders of their right to amend the Bylaws under Delaware law. We have revised the disclosure on page 6 of the proxy statement to clarify the effect of the proposed amendment to the Certificate. Please see the attached marked page of the proxy statement for the proposed additional disclosure.

Securities and Exchange Commission

March 11, 2010

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please call the undersigned at (205) 325-4243. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Carol A. McCoy
Carol A. McCoy
Vice President, Associate Counsel and Secretary

cc:	Laura Crotty, Securities and Exchange Commission

Suzanne Hayes, Securities and Exchange Commission

Larry M. Hutchison, Esq., Torchmark Corporation

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.